EXHIBIT 99.1

Endeavour Silver Updates Development Progress and Improves Operating Metrics of the El Compas Gold-Silver Mine Project in Zacatecas, Mexico

VANCOUVER, British Columbia, Feb. 20, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR) reports an update on development progress and improved operating metrics for the El Compas gold-silver project, located in Zacatecas state, Mexico.

Highlights of Development Progress and Current Activities at January 31, 2018:

  Zero lost time accidents since the start of construction - safety inductions and training well underway with 167 workers currently on site
  Plant refurbishment 90% complete – the plant grinding, flotation, and thickening circuits, power-line, electrical, plumbing, and administration office are complete or nearly complete
  Other plant items scheduled for completion and commissioning in March include the mobile crushing unit, conveyors, filters, modified plant lease agreement, laboratory and tailings facility
  Mine power line and mine portal infrastructure both complete, mine access road 75% complete, mine development to access ore approximately 60% complete
  Main mine access ramp has advanced 233 metres and an additional 100 metres is required to reach the El Compas orebody, scheduled for March
  The Company still awaits the explosives license, which is expected to be received in February - initial production rescheduled to start in April but commercial production remains on track for July 31, 2018
  6,600 metre exploration program planned in 2018 to follow up Misie-Karla-Karla HW and Calicanto veins discoveries last year
  Click HERE to view the January 31, 2018 photographic update for the El Compas Project

Highlights of Improved Operating Metrics

  Plant design modified to increase capacity from 250 tonnes per day (“tpd”) to 325 tpd as a result of the lower work index of the ore and utilizing the existing motor capacity on the mill
  Mine plan expanded from 200 tpd to 250 tpd using mechanized cut and fill mining method
  Potential to expand to 500 tpd with further plant refurbishment and more reserves and resources
  Ore grind size increased while maintaining metal recoveries to improve the tailings stability long term and decrease overall life of mine power costs
  Higher mine output, plant throughput and grind size should each have a beneficial impact on the on the El Compas PEA (defined below) project economics
  Comparing the improved operating metrics to the El Compas PEA, production is expected to rise 25% to 1.175 million oz silver equivalent per year (using 75:1 silver:gold ratio)
  Capex will rise 13% to $11.3 million
  Cash costs in the El Compas  PEA of $9.09 per Ag Eq oz and all-in-sustaining costs of $9.64 per Ag Eq oz should  improve with expanded production

Bradford Cooke, CEO of Endeavour Silver, commented, “We look forward to commissioning El Compas as our fourth operating mine over the next two months. Following the commissioning phase, the mine should generate robust economic returns at current metal prices because the two known mineralized zones, El Compas and El Orito, are relatively shallow and high grade. The operation is very scalable if we discover new orebodies or purchase additional mineral resources in the Zacatecas district and refurbish the second ball mill to increase plant throughput to more than 500 tpd.”

Summary of Development Activities

Last year, the Company completed an NI 43-101 Technical Report (Preliminary Economic Assessment for the El Compas Project, Zacatecas State, Mexico dated May 11, 2017) (“El Compas PEA”) which described the potential technical and economic viability of restarting a historic underground high grade precious metal mine and refurbishing a nearby existing flotation plant for the El Compas project. The El Compas PEA estimated mill throughput of 200 tpd with a nameplate initial capacity of 250 tpd. As a condition of the plant lease, up to 50 tpd is reserved for ore purchased from local small-scale miners, which the Company can use for its own ore if the local miners did not fill that 50 tpd capacity. The El Compas PEA economic analysis was based on 200 tpd of mill feed.

Due to robust project economics, low initial capital requirements, and management’s experience in having successfully developed similar mines in Mexico, a production decision was made to proceed with the mine development in Q3, 2017. Since the explosives permit had not yet been issued, the Company commenced developing the main mine access ramp using a form of low impact gunpowder called Pyroblast C.  Management previously guided initial production by March 31, 2018, however due to the continued delay of the explosives permit, commissioning is now scheduled to commence in April 2018, with attainment of commercial production still on track for July 31, 2018.

Endeavour Silver also reports that Andrew Sharp, Vice President Engineering, is no longer with the Company.  Management expects to appoint a new Vice President Project Development in the coming months.  El Compas will therefore transition from the engineering group to the operations team in February.

Improvements to Operating Metrics

Since publishing the El Compas PEA, the Company has continued to optimize mining methods, the crushing circuit and grinding alternatives and has been successful on a number of fronts in improving the operating metrics. The low work index of the ore and the size of the mill motor allows the capacity of the milling circuit to increase to 325 tpd, which allows the mining method to be changed to mechanized cut-and-fill from captive cut-and-fill. Mechanized cut and fill increases the mining rate but has the same cost profile as captive cut and fill previously disclosed in the El Compas PEA.

The modified plant flow sheet will also allow the Company to increase the ore grind size and produce a single concentrate, while still achieving recoveries similar to those outlined in the El Compas PEA, lowering overall power costs and improving the long-term stability of the tailings facility.

As a result of the modified mine plan and plant design and the delay in receiving the explosives permit, the total start up CAPEX has been revised upwards to $11.3 million compared to the previous $10.0 million cost estimated in the El Compas PEA.  However, the operational benefits of the modified plant design and increased mining rate should improve the overall economics of the project.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting a 20% increase in production to 10.2-11.2 million oz silver equivalent in 2018. Endeavour has a compelling pipeline of exploration and development projects to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018, the timing and results of various future activities, the reliability of mineral resource estimates, the economic analysis and proposed development of the El Compas mine.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, the reliability of El Compas mineral resources and economic analysis estimates for the El Compas mine, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including, but not limited to, the reliability of mineral resource estimates and economic analysis for the El Compas mine, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.